FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending October 5, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 5, 2004                                          By: LORRAINE DAY
                                                             ------------------
                                                                   Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier                       The Administrators of the
                                     GlaxoSmithKline Performance Share Plan
                                     notified the Company and Dr Garnier on 4
                                     October 2004 that he had increased his
                                     interest by 295.235 Ordinary Share ADRs at a price of $43.650 per Ordinary Share ADR following the re-investment of the dividend paid to shareholders on 30 September 2004.




S M Bicknell
Company Secretary

5 October 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Share ADRs of GlaxoSmithKline plc in respect of the under-mentioned director:-


Dr J P Garnier The  Administrators  of the SmithKline  Beecham Mid-Term
               Incentive Plan notified the Company and Dr Garnier on 4 October 2004 that he had increased his interest by 1,356.151 Ordinary
               Share ADRs at a price  of   $43.650   per   Ordinary   Share
               ADR following the re-investment of the dividend paid to shareholders on 30 September 2004.




S M Bicknell
Company Secretary

5 October 2004

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares and American Depositary Receipts (ADRs) of GlaxoSmithKline plc in respect of the under-mentioned directors:-


Dr J P Garnier          The Administrators of the GlaxoSmithKline
                        Performance Share Plan notified the Company and Dr
                        Garnier on 4 October 2004 that his interest had notionally increased by 1,822.957 ADRs at a price of $40.98 per ADR following the notional re-investment of the dividend paid to shareholders on 30 September 2004.

Dr T Yamada             The Administrators of the GlaxoSmithKline
                        Performance Share Plan notified the Company and Dr
                        Yamada on 4 October 2004 that his interest had notionally increased by 546.887 ADRs at a price of $40.98 per ADR following the notional re-investment of the dividend paid to shareholders on 30 September 2004.

Mr J D Coombe           The  Administrators of the  GlaxoSmithKline Performance
                        Share Plan notified  the  Company  and Mr Coombe  on 4
                        October 2004 that his interest had notionally increased by 1,105.739 Ordinary Shares at a price of (pound)11.08 per Ordinary Share following the notional re-investment of the dividend paid to shareholders on 30 September
                        2004.


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

S M Bicknell
Company Secretary

5 October 2004